Exhibit (a)(1)(D)

May 23, 2008

Dear Getty Images Optionholder:

I am pleased to share with you that we have reached another milestone in the proposed merger of Getty Images with an affiliate of Hellman & Friedman LLC. Today, we have mailed to our stockholders the definitive proxy statement for our special meeting to be held on June 20, 2008 to vote on the merger.

In connection with the merger, Getty Images is offering to purchase all of your Getty Images stock options that remain outstanding as of the expiration date of the offer, subject to the conditions set forth in the following attached documents (which we refer to as the “offer documents”):

•	Offer to Purchase for Cash all Outstanding Options to Purchase Common Stock;

•	election form;

•	your personal options statement; and

•	other documents that accompany this letter.

In this letter, we refer to the offer to purchase your outstanding options as the “Option Purchase Program.” Pursuant to the Option Purchase Program, outstanding options that you elect to tender will be cancelled at the effective time of the merger in exchange for the greatest of the following amounts in cash with respect to each separate option grant, without interest and less applicable withholding taxes:

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the “spread value” of such option grant, which is the product of (a) the excess, if any, of U.S. $34.00 per share over the per share exercise price of such option grant multiplied by (b) the number of shares of Getty Images common stock issuable upon exercise of such option grant;

•	U.S. $0.05 multiplied by the number of shares of Getty Images common stock issuable upon exercise of such option grant; or

•	U.S. $1,000 for such option grant.

If you elect to participate in the Option Purchase Program, in no event will you receive less than U.S. $1,000 in exchange for the cancellation of all of your tendered options, less any applicable tax withholdings.

The enclosed personal options statement lists your individual holdings of outstanding option grants and the cash payment that would be paid for each grant if you participate in the Options Purchase Program.

If you wish to participate in the Option Purchase Program, you must complete and sign the enclosed election form and deliver the completed and signed form to Lisa Calvert either by:

•	facsimile at (206) 925-5627;

•	email to lisa.calvert@gettyimages.com;

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hand delivery or interoffice mail at Getty Images, Inc., 601 North 34th Street, Seattle, Washington 98103 before 9:00 a.m., Pacific Time, on June 23, 2008, or on such later expiration date if this offer is extended.

Responses submitted by any other means, including U.S. mail or other post and Federal Express, are not permitted.

If you choose to participate in the Option Purchase Program, you must agree to tender all outstanding options that you hold. Partial tenders pursuant to this offer will not be accepted. If you do not participate in this offer and the merger is completed, (a) you will not receive any payment or other consideration for your options in connection with the completion of the merger and (b) you will continue to hold all of your options after completion of the merger, subject to the current terms and conditions of those options, including the substitution of and adjustments to those options that would result from the completion of the merger, pursuant to the terms of the applicable plan governing the options. After completion of the merger, our common stock will no longer be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934. As a result, there will not be any public market for shares of common stock received upon exercise of options after the merger and such shares would be difficult to value and difficult to sell.

The Option Purchase Program is subject to the completion of the merger described in the definitive proxy statement filed by Getty Images with the Securities and Exchange Commission on May 22, 2008 and available online at http://www.sec.gov. If the merger is not completed, any elections made under the Option Purchase Program will be deemed ineffective and all options will remain outstanding subject to their existing terms.

This letter, together with all other offer documents, is personal to the intended recipient and may not be distributed to any other person.

Additionally, for those of you with restricted stock units (“RSUs”) or shares of our common stock, upon the completion of the merger, your RSUs will fully vest and, along with shares of our common stock, will be purchased for U.S. $34.00 per share. Please note that you do not need to take any actions or submit any documentation to effect the sale of your RSUs or shares of our common stock.

You should read all of the materials relating to the Option Purchase Program carefully before deciding whether to participate, and should contact Lisa Calvert (lisa.calvert@gettyimages.com or (206) 925-6415), Anne Boyden (anne.boyden@gettyimages.com or (206) 925-6406), Suzanne Sanders (suzanne.sanders@gettyimages.com or (206) 925-6769) or Lesley Brady (lesley.brady@gettyimages.com or +44-20-7428-5191) with any questions.

Sincerely,

/s/ Jonathan D. Klein
Jonathan D. Klein Co-Founder and Chief Executive Officer

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